Exhibit 14

ETHICAL BUSINESS CONDUCT

This Carbiz, Inc. Code of Ethical Business Conduct sets out the Policies and Practices on which the Company will operate as a high performance, principled corporation. The Company is committed to conducting business ethically and with compliance to all legal and regulatory rules. The Code applies to all officers, employees, contractors and consultants (collectively, "staff") and directors.

The President, Chief Executive Officer and other senior officers of the Company are required to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility and the Board monitors this. Any “reportable activity” of an unethical nature may be reported through one or more of the following channels:

(i)	the employee’s immediate supervisor;
(ii)	the Company’s Chief Operating Officer; and/or
(iii)	the Company’s Chief Executive Officer.

Furthermore, the Company ensures that any employee, who in good faith reports what they believe to be unethical activity, will be protected from threats of retaliation, discharge or other adverse actions or discrimination as a result of such a report.

Finally, the Board is encouraged to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest and any such director does not vote on any issue in which he has a material interest and is usually excused from the Board meeting while the matter is discussed.